UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 6-K






    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of April, 2011

                         Commission File Number 0-21874



                           Berkeley Technology Limited

             (Exact name of registrant as specified in its charter)


                    3rd Floor wellington House, Union Street
                           St. Helier, Jersey JE2 3RF
                                 Channel Islands
                     (Address of principal executive office)

                              011 44 (1534) 607700
              (Registrant's telephone number, including area code)



         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.

                         Form 20-F [X] Form 40-F [ ]


         Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]

         Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

         If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FORM 6-K:  TABLE OF CONTENTS

1.	Notice to Shareholders.

FOR IMMEDIATE PRESS RELEASE 					April 8, 2011



                           Berkeley Technology Limited




London, April  8,  2011 - Berkeley   Technology   Limited   (London: BEK.L) (the
"Company") is an international venture capital consulting company incorporated under the laws of Jersey, Channel Islands.

The   first   distribution   mailed  on  or  about  March 7, 2011  to  confirmed
shareholders was at a rate of US$0.1675.


Sincerely,

/s/ Robert cornman

Robert A. Cornman
Company Secretary